Exhibit 12.1

Questar Pipeline Company

Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
			(dollars in millions)

Earnings
Income before income taxes and adjustment for income from equity investee	$23.1	$26.2	$102.4	$88.2	$90.8	$71.7	$72.7
Add (deduct):
Fixed charges	7.9	7.9	31.4	32.2	34.8	30.2	25.0
Distributed income from equity investee	1.0	0.8	4.0	3.3	-	-	-
Capitalized interest	(0.3)	(0.1)	(1.0)	(0.9)	(0.4)	(7.3)	(0.4)
Total Earnings	$31.7	$34.8	$136.8	$122.8	$125.2	$94.6	$97.3

Fixed Charges
Interest expense	$7.1	$7.4	$28.8	$29.5	$32.7	$21,7	$23.8
Capitalized interest	0.3	0.1	1.0	0.9	0.4	7.3	0.4
Estimate of interest within rental expense	0.5	0.4	1.6	1.8	1.7	1.2	0.8
Total Fixed Charges	$7.9	$7.9	$31.4	$32.2	$34.8	$30.2	$25.0

Ratio of Earnings to Fixed Charges	4.0	4.4	4.4	3.8	3.6	3.1	3.9

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of equity investee. Income before income taxes includes Questar Pipeline’s share of pretax earnings of equity investee. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.